PROSPECTUS

                            FOCUS Enhancements, Inc.
                        1,552,750 Shares of Common Stock

         This Prospectus relates to 1,552,750 shares of Common Stock, $.01 par value per share ("Common Stock" or the "Shares"), of FOCUS Enhancements, Inc. (the "Company", the "Registrant" or "FOCUS") consisting of (i) 242,750 Shares issued to certain unaffiliated investors in connection with a private offering in December 1995 (the "December 95 Offering"); (ii) 100,000 Shares issuable upon exercise of common stock purchase warrants (the "Investor Warrants") issued to the investors in the December 95 Offering; (iii) 1,100,000 Shares issued to certain unaffiliated investors in connection with a private offering in March 1997 (the "March 97 Offering"); and (iv) 110,000 Shares issuable by the Company upon exercise of certain common stock purchase warrants issued to the placement agent (the "Broker Warrants" and together with the Investor Warrants are referred to herein as the "Warrants") in connection with the March 97 Offering. Each Investor Warrant is exercisable for one share of Common Stock and has an exercise price of $2.063 per warrant. Each Broker Warrant is exercisable for one share of Common Stock and has an exercise price of $1.6875 per warrant. To the extent that the Warrants are exercised, the Company will receive proceeds equal to the exercise price of the Warrants.

         All Shares to be registered hereby are to be offered by the selling stockholders listed herein (the "Selling Stockholders"), and the Company will receive no proceeds from the resale by the Selling Stockholders of the Shares. The Company has agreed to indemnify certain of the Selling Stockholders against certain liabilities, including certain liabilities under the Securities Act of 1933, as amended (the "Act"), or to contribute to payments which such Selling Stockholders may be required to make in respect thereof.

         The Company's Common Stock is listed on the National Association of Securities Dealers Automated Quotation System ("NASDAQ") and traded on the NASDAQ SmallCap Market under the symbol "FCSE". The last reported bid price of the Common Stock on the NASDAQ SmallCap Market on May 21, 1997 was $3.21875.
                                              ----------------------

          THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
               COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COM-
                MISSION OR ANY STATE SECURITIES COMMISSION PASSED
                      UPON THE ACCURACY OR ADEQUACY OF THIS
                      PROSPECTUS. ANY REPRESENTATION TO THE
                         CONTRARY IS A CRIMINAL OFFENSE.
                             ----------------------

        AN INVESTMENT IN THE SECURITIES OFFERED HEREBY INVOLVES A HIGH D
            EGREE OF RISK. SEE "RISK FACTORS" AT PAGES 5 THROUGH 8.
                             ----------------------

         It is anticipated that usual and customary brokerage fees will be paid by the Selling Stockholders on the sale of the Common Stock registered hereby. The Company will pay the other expenses of this offering. See "PLAN OF DISTRIBUTION". The offer of 1,552,750 shares of Common Stock by the Selling Stockholders as described in this Prospectus is referred to as the "Offering".
                             ----------------------

                  The date of this Prospectus is May 22, 1997.

         No person has been authorized to give any information or to make any representations other than those contained or incorporated by reference in this Prospectus in connection with the offer contained in this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or the Selling Stockholders. This Prospectus does not constitute an offer to sell or solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has been no change in the affairs of the Company since the date hereof or the information contained or incorporated by reference herein is correct at any time subsequent to the date hereof.


                              AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). The Registration Statement, the exhibits and schedules forming a part thereof and the reports, proxy statements and other information filed by the Company with the Commission can be inspected and copies obtained at the public reference facilities maintained by the Commission at Judiciary Plaza, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the
Commission: Chicago Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511; and New York Regional Office, Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission at its principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. Such materials may also be accessed electronically by means of the Commission's home page at http://www.sec.gov. This prospectus, which constitutes part of a Registration Statement filed by the Company with the Commission under the Act omits certain information contained in the Registration Statement in accordance with the rules and regulations of the Commission. Reference is hereby made to the Registration Statement and the Exhibits relating thereto for further information with respect to the Company and the Securities offered hereby. Any statements contained herein concerning provisions of any documents are not necessarily complete, and, in each instance, reference is made to the copy of such document filed as an Exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.


                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents, which have been filed with the Commission pursuant to the Exchange Act, are hereby incorporated in this Prospectus and specifically made a part hereof by reference: (i) the Company's Annual Report on Form 10-KSB for the year ended December 31, 1996; (ii) the Company's Current Report on Form 8K/A-1 filed on January 6, 1997 relating to the Company's acquisition of TView , Inc.; (iii) the Company's Current Report on Form 8-K filed on January 16, 1997 relating to the sale of securities pursuant to Regulation S; (iv) the definitive Proxy Statement dated February 18, 1997 provided to stockholders in connection with a Special Meeting of Stockholders held March 18, 1997; (v) the Company's Current Report on Form 8-K filed on March 3, 1997 relating to the sale of securities pursuant to Regulation S; (vi) the Company's Quarterly Report on Form 10-QSB for the quarter ended March 31, 1997;
(vii) the preliminary Proxy Statement filed with the Commission on April 30, 1997 in connection with the Annual Meeting of Stockholders to be held on July 25, 1997; and (viii) the description of the Company's Common Stock contained in the Registration Statement on Form SB-2 File No. 33-60248-B filed with the Commission on March 29, 1993, as amended. All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or

                                       (2)

15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the Offering of the Shares shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the respective dates of filing of such documents.

         Any statement contained herein or in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein (or in the applicable Prospectus Supplement), or in any subsequently filed document that also is or is deemed to be incorporated herein by reference, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         The Company hereby undertakes to provide without charge to each person to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any and all of the information that has been incorporated by reference in this Prospectus (excluding exhibits unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates). Requests for such copies should be made to the Company at its principal executive offices, 142 North Road, Sudbury, Massachusetts 01776,
Attention: Harry G. Mitchell, telephone (508) 371-2000.



                                       (3)


                               PROSPECTUS SUMMARY

         The following summary information is qualified in its entirety by the more detailed information appearing elsewhere in this Prospectus or incorporated herein by reference and the financial statements which are incorporated herein by reference.

THE COMPANY...............................  FOCUS Enhancements, Inc. (the "Company" or  "FOCUS")
                                            internally develops, markets and sells worldwide a proprietary line of PC-to-TV video conversion products and a diversified line of high-quality, low-cost connectivity devices  for Windows(TM) and
                                            MacOS(TM) based personal computers.  The Company's proprietary
                                            PC-to-TV video conversion products include video output devices marketed and sold under the Company's registered brand name,
                                            TView.  All of the Company's PC-to-TV conversion products
                                            enable users to transmit at low-cost, high quality, computer generated images from any DOS, Windows or MacOS based
                                            personal computer to any television of any size with a standard
                                            RCA or S-Video interface.  FOCUS's PC-to-TV technology
                                            provides sharp, flicker-free, computer-generated images on televisions for multimedia/business presentations,
                                            classroom/training sessions, game playing or even collective viewing of spreadsheets or internet browsing.  The Company's connectivity products provide end users with a sophisticated, yet inexpensive, local area network for MacOS based personal
                                            computers.  Personal computers equipped with the Company's
                                            EtherLAN Ethernet connectivity products can also function as part of a larger, high speed network that provides communications and connectivity to MacOS compatible computers.  The Company
                                            markets and sells its FOCUS branded consumer products globally through a network of distributors, volume resellers, mail order, value added resellers ("VARs") and original equipment
                                            manufacturers ("OEMs").

RISK FACTORS..............................  The Offering involves substantial risk.  See "RISK FACTORS".

SECURITIES OFFERED........................  1,552,750 shares of Common Stock, $.01 par value per share.

OFFERING PRICE............................  All or part of the Shares offered hereby may be sold from time to time in amounts and on terms to be determined by the Selling
                                            Stockholders at the time of sale.

USE OF PROCEEDS...........................  The Company  will receive no part of the proceeds from the sale of the shares registered pursuant to this Registration Statement other than the exercise price of the Warrants.

NASDAQ TRADING SYMBOL.....................  FCSE

                                       (4)

                                  RISK FACTORS

         An investment in the Securities offered hereby involves a high degree of risk and should only be purchased by investors who can afford to lose their entire investment. The following factors, in addition to those discussed elsewhere in the Prospectus, should be considered carefully in evaluating the Company and its business.

         Future Capital Needs. At March 31, 1997, the Company had working capital of $1,255,820, cash and cash equivalents of $1,300,717 and was fully drawn on its $900,000 line of credit (approximately $800,000 at March 31, 1997) with its bank and its $1.5 million term note with an unaffiliated lender.
Historically, the Company has been required to meet its short- and long-term cash needs through debt and the sale of Common Stock in private placements in that cash flow from operations has been insufficient. During 1996, the Company received approximately $6,116,000 in net proceeds from the exercise of warrants, stock options and the sale of Common Stock. During the three month period ended March 31, 1997, the Company received approximately $1,997,000 in net proceeds from the exercise of warrants, stock options and the sale of Common Stock.

         The Company's future capital requirements will depend on many factors, including cash flow from operations, continued progress in its research and development programs, competing technological and market developments, and the Company's ability to market its products successfully. During 1997, the Company may be required to raise additional funds through equity or debt financing, of which there can be no assurance. Any equity financing could result in dilution to the Company's then-existing stockholders. Sources of debt financing may result in higher interest expense. Any financing, if available, may be on terms unfavorable to the Company. If adequate funds are not available, the Company may be required to curtail its activities significantly.

         Reliance on Major Customers. In the year ended December 31, 1996, approximately 23% and 15% of the Company's revenues were derived from sales to Zenith Electronics, Inc. ("Zenith") and Ingram Micro D, a national distributor, respectively. For the three months ended March 31, 1997, approximately 29% of the Company's revenues were derived from sales to Ingram Micro D, and approximately 8% were derived from sales to Zenith. Management expects that sales to Zenith and Ingram will continue to represent a significant percentage of the Company's future revenues. In October 1996, the Company entered into a two-year exclusive agreement with Zenith, under which Zenith must purchase at least $12,000,000 of PC-to-TV conversion products in 1997 and at least $30,000,000 of these products in 1998 in order to maintain exclusivity. There can be no assurances, however, that Zenith will purchase the indicated quantities. Further, if the contract were to be terminated by Zenith, there would be a material adverse effect to the Company and its business.

          In the year ended December 31, 1996 and for the three months ended March 31, 1997, approximately 8% and 15%, respectively, of the Company's net sales were derived from sales of the Company's PC to TV products to Apple Computer, Inc. ("Apple"). In August 1994, the Company entered into a two year Master Purchase Agreement with Apple under which Apple agreed to bundle and distribute the Company's L-TV product with Apple's "Presentation System" product offering. This agreement expired in August 1996. In the first quarter of 1997, the Company received significant additional volume orders for the Company's PC to TV products from Apple for shipment in the first and second quarters of 1997. The Company believes that in 1997, Apple will be a major customer. Although the orders are irrevocable and non-cancelable, no assurances can be given that Apple will take delivery on the products or continue to order products from the Company.


                                       (5)

         History of Operating Losses. The Company has experienced limited profitability since its inception. Although the Company reported net income of $328,761 in the year ended December 31, 1995, the Company incurred net losses of $3,726,606, $4,458,483 and $9,208,431 in the years ended December 31, 1993, 1994 and 1996, respectively. There can be no assurance that the Company will return to profitability in 1997.

         The Company's independent auditors have included an explanatory paragraph in their report on the Company's financial statements for the year ended December 31, 1996 to the effect that the Company's ability to continue as a going concern is contingent upon its ability to secure financing and attain profitable operations. In addition, the Company's ability to continue as a going concern must be considered in light of the problems, expenses and complications frequently encountered by its entrance into established markets and the competitive environment in which the Company operates.

         Limited Availability of Capital under Credit Arrangements with Lenders. The Company maintains a $900,000 line of credit with Silicon Valley Bank. As of March 31, 1997, approximately $800,000 is owed to the Bank under the line of credit. Pursuant to its agreement with the Bank, the line of credit terminated in April 1996, and was extended until March 7, 1997. At December 31, 1996, the Company was in violation of certain debt covenants relating to the line of credit with its commercial bank. In March 1997, the Company received a waiver of the covenants from the commercial bank, a revision of the loan covenants and an agreement to extend the line until March 1998.

         In October 1994, the Company borrowed $2,500,000 from an unaffiliated lender to help finance its inventory and accounts receivable under its Master Purchase Agreement with Apple. The Company issued to this unaffiliated lender its term note in the aggregate principal amount of $2,500,000. The term note accrues interest at the revolving rate of prime plus 2%, is payable quarterly in arrears at the end of December, March, June, and September, and was due February 1, 1996. The term note was originally secured by those specific assets financed under the agreement with Apple, including accounts receivable, finished goods, inventory, raw materials, work-in-process and contract rights arising under the Apple agreement. The Company utilized the proceeds of this term note to finance purchase orders received from Apple. In January 1996, the Company repaid approximately $1 million of the amount owed under the term note. On June 28, 1996, the Company negotiated an amendment to the term note with the lender to extend the due date of the term note to March 31, 1997. Pursuant to the amendment, the Company granted the lender a second security interest in all the assets of the Company. The Company is currently negotiating an additional extension with the lender, however, there can be no assurances that the term note will be extended on terms favorable to the Company.

         Market Acceptance. The Company's sales and marketing strategy is targeted to sales of its PC-to-TV videographics products to the Windows, MacOS markets, including computer manufacturers, VGA graphic card developers and VGA chip developers, as well as to television manufacturers. Although the Company has to date experienced success in penetrating these markets, there can be no assurance that the Company's marketing strategy will continue to be effective and that current customers will continue to buy the Company's products. Market acceptance of the Company's current and proposed products will depend upon the ability of the Company to demonstrate the advantages of its products over other PC-to-TV videographics and connectivity products.

         Reliance on Single Vendor. During the year ended December 31, 1996 and in the first three months ended March 31, 1997, approximately 60% of the components for the Company's products were secured and manufactured on a turnkey basis by a single vendor, Pagg Corporation. In the event that the vendor were to cease supplying the Company, management believes there are alternative vendors for the components for the

                                       (6)

Company's products. However, the Company would experience short term delays in the shipment of its products.

         Adverse Effects of Reduced Apple Macintosh Sales. Although in the year ended December 31, 1996, the Company increased the sales of Windows based products as a percentage of total sales, a substantial portion of the Company's sales to date have been derived from products designed for use on MacOS based personal computers, and the Company expects that sales of products for use with Macintosh computers may represent up to 35% (including direct sales to Apple) of its net sales in 1997. Although sales of Macintosh computers have increased from year to year, there can be no assurance that the Macintosh operating system will continue to be accepted as a platform for personal computer applications. Management believes that other computer platforms, such as Windows, have gained greater acceptance in the Company's markets as these platforms have evolved to support applications similar to those offered for the Macintosh. In addition, there can be no assurance that the Company will be able to make timely and successful introductions of products for other platforms.

         Dependence on Timely Delivery of the FOCUS Scan 300 Chip. The Company is currently completing development of an ASIC called the FOCUS Scan 300 Chip which the Company expects to incorporate into all of its next generation PC-to-TV videographics Products. A significant portion of the Company's anticipated revenues and gross margins for 1997 are dependent on the timely completion and delivery of the FOCUS Scan 300 Chip. In the event that the Chip is not available before the end of the second calendar quarter of 1997, the Company's revenues and profitability for 1997 could be adversely effected.

         Technological Obsolescence. The Windows and MacOS markets are characterized by extensive research and development and rapid technological change resulting in product life cycles of nine to eighteen months. Development by others of new or improved products, processes or technologies may make the Company's products or proposed products obsolete or less competitive. The Company will be required to devote substantial efforts and financial resources to enhance its existing products and to develop new products. There can be no assurance that the Company will succeed with these efforts.

         Competition. The Windows and MacOS markets are extremely competitive. The Company currently competes with other developers of PC-to-TV conversion products and expects to compete in the future with videographic integrated circuit developers. Many of the Company's competitors have greater market recognition and greater financial, technical, marketing and human resources than the Company. Although the Company is not currently aware of any announcements by its competitors that would have a material impact on the Company or its operations, there can be no assurance that the Company will be able to compete successfully against existing companies or new entrants to the marketplace.

         Component Supply Problems. The Company purchases all of its parts from outside suppliers and from time to time experiences difficulty in obtaining some components or peripheral devices. The Company attempts to reduce the risk of supply interruption by evaluating and obtaining alternative sources for various components or peripheral devices. However, there can be no assurance that supply shortages will not occur in the future which could significantly increase the cost, or delay shipment of, the Company's products, which in turn could adversely affect its results of operations.

         Protection of Proprietary Information. Although the Company has filed two patents and expects to file one additional patent in the second quarter of 1997 with respect to its PC-to-TV videographics products, the Company does not currently have any patents. The Company treats its technical data as confidential and relies on internal nondisclosure safeguards, including confidentiality agreements with employees, and on laws

                                       (7)
protecting trade secrets to protect its proprietary information. There can be no assurance that these measures will adequately protect the confidentiality of the Company's proprietary information or that others will not independently develop products or technology that are equivalent or superior to those of the Company. While it may be necessary or desirable in the future to obtain licenses relating to one or more of its products or relating to current or future technologies, there can be no assurance that the Company will be able to do so on commercially reasonable terms.

         Dependence upon Key Personnel. The Company's success depends, to a significant extent, upon a number of key employees. The loss of services of one or more of these employees, especially the Company's Chief Executive Officer and President, Thomas L. Massie, could have a material adverse effect on the business of the Company. The Company believes that its future success will also depend in part upon its ability to attract, retain and motivate qualified personnel. Competition for such personnel in the computer industry is intense. Although the Company has not in the past experienced difficulty in attracting and retaining qualified personnel, there can be no assurance that the Company will be successful in attracting and retaining such personnel in the future.


                                   THE COMPANY

         FOCUS Enhancements, Inc. (the "Company" or "FOCUS") internally develops, markets and sells worldwide a proprietary line of PC-to-TV video conversion products and a diversified line of high-quality, low-cost connectivity devices for Windows(TM) and Mac(TM)OS based personal computers. Based on an independent survey by PC Data Corp., the Company is an industry leader in the development and marketing of PC-to-TV conversion products that make personal computers "TV-ready" and televisions "PC-ready".

         The Company's proprietary PC-to-TV video conversion products include video output devices marketed and sold under the Company's registered brand name, TView. All of the Company's PC-to-TV conversion products enable users to transmit at low-cost, high quality, computer generated images from any DOS, Windows or MacOS based personal computer to any television of any size with a standard RCA or S- Video interface. FOCUS's PC-to-TV technology provides sharp, flicker-free, computer-generated images on televisions for multimedia/business presentations, classroom/training sessions, game playing or even collective viewing of spreadsheets or internet browsing. The Company's connectivity products provide end users with a sophisticated, yet inexpensive, local area network for MacOS based personal computers. Personal computers equipped with the Company's EtherLAN Ethernet connectivity products can also function as part of a larger, high speed network that provides communications and connectivity to MacOS compatible computers.

         The Company markets and sells its FOCUS branded consumer products globally through a network of distributors, volume resellers, mail order, value added resellers ("VARs") and original equipment manufacturers ("OEMs"). In North America, the Company markets and sells its products through national distributors such as Ingram Micro D, D & H, Academic and Nuvo; national volume resellers such as CompUSA, Computer City, Micro Center, Staples and Egg Head; and through third party mail order companies such as MicroWarehouse, Multiple Zones, Global, PC Connection and Tiger Direct.

         In addition, the FOCUS branded PC-to-TV products have been selected by leading personal computer manufacturers to be marketed with the use of their select brand of personal computers. Compaq, Toshiba and Apple have included the Company's PC-to-TV products on their selected market price lists, and promote the FOCUS PC-to-TV products in their box materials.


                                       (8)

         The Company also markets and sells its products internationally in over 30 countries by independent distributors in each country. These independent distributors market and sell the FOCUS branded products to retailers, mail order companies, and VARs in their respective countries.

         In addition to the FOCUS branded products, the Company markets, sells or licenses its proprietary PC-to-TV technology to television manufacturers such as Zenith Electronics, and to personal computer manufacturers such as Apple
Computer. The Company is currently in discussions with several other PC manufacturers, television manufacturers, VGA chip developers and VGA card developers globally.

         The Company was founded in December 1991, as a Massachusetts corporation and was reincorporated in Delaware in April 1993. In December 1993, the Company acquired Lapis Technologies Inc. ("Lapis"), a developer of high-quality, low-cost Macintosh multimedia graphics products. Effective September 30, 1996, the Company consummated the acquisition of TView, Inc., a developer of PC-to-TV video conversion technology. This acquisition has played a major strategic role in allowing FOCUS to gain a major technological lead over competitors in the video scan conversion category and has positioned FOCUS as a leader in PC-to-TV video conversion technology.

         The Company's principal executive offices are located at 142 North Road, Sudbury, Massachusetts 01776. Its research and development center is located at 9275 SW Nimbus Drive, Beaverton, Oregon 97008. The Company's European sales and marketing office, FOCUS Enhancements B.V., is located at Schipholweg 118, Kantorenhuis, 2316 XD Leiden, The Netherlands. The Company's general telephone number is (508) 371-2000 and its worldwide web address is http://www.focusinfo.com.


                                 USE OF PROCEEDS

         The Company will receive no part of the proceeds from the resale by the Selling Stockholders of the Shares. The gross proceeds to be received by the Company from exercise of all of the Warrants (assuming that all of the Warrants are exercised) are $391,925, and management intends to use such proceeds for general working capital purposes including expenditures in connection with the development, sales and marketing of future products for the Company.


                              SELLING STOCKHOLDERS

         The following table sets forth information concerning the beneficial ownership of Shares of Common Stock by the Selling Stockholders as of the date of this Prospectus and the number of such shares included for sale in this Prospectus assuming the sale of all Shares being offered by this Prospectus. To the best of the Company's knowledge, none of the Selling Stockholders have held any office or maintained any material relationship with the Company or its predecessors or affiliates over the past three years. The Selling Stockholders reserve the right to reduce the number of Shares offered for sale or to otherwise decline to sell any or all of the Shares registered hereunder. The calculation of the number of Shares owned after the Offering assumes that all of the Shares offered hereby are sold.

                                       (9)

                                                             Shares to be Sold in Offering
                                                             -----------------------------
                                                           Shares Owned       Shares from
                                                             Prior to         Exercise of          Shares Owned
              Name of Selling Stockholder                    Offering          Warrants           After Offering
              --------------------------                   ------------       -----------         --------------

December 1995 Offering
Jon D. Gruber .....................................           24,000             9,890(1)              0
J. Patterson McBaine ..............................           12,000             4,940(1)              0
Lagunitas Partners L.P. ...........................          176,000            72,500(1)              0
Gruber & McBaine International ....................           30,750            12,670(1)              0
March 1997 Offering
Gerald S. Casilli .................................          100,000                 0                 0
Gerald S. Casilli & Jeanne L. Casilli, Trustees UTD
11/95 FBO the Casilli 1995 Unitrust ...............           50,000                 0                 0
Compass Technology Partners, L.P. .................          150,000                 0                 0
Jon D. Gruber & Linda W. Gruber ...................           21,000                 0                 0
Gruber & McBaine International ....................           20,000                 0                 0
Lagunitas Partners, L.P. ..........................           59,000                 0                 0
Heritage Education Trust Inc. .....................           20,000                 0                 0
Marjac Investments, Inc. ..........................           30,000                 0                 0
Marjac Investments 401(k) Plan ....................           10,000                 0                 0
Safa Trust, Inc. ..................................           20,000                 0                 0
Howard Miller .....................................           50,000                 0                 0
Prism Partners I ..................................          200,000                 0                 0
Roy & Ruth Rogers Unit Trust ......................           66,667                 0                 0
Rogers Family Trust ...............................          200,000                 0                 0
Brian G. Swift and Suzanne B. Swift, Trustees UTD
3/31/91 FBO Brian and Suzanne Swift 1991 Living
Trust .............................................          103,333                 0                 0
Brian G. Swift ....................................                0            66,000(2)              0
Roger L. Batty ....................................                0            22,000(2)              0
Jay L. Hayes ......................................                0            22,000(2)              0


                                                       (10)



(1)  Represents shares of Common Stock issuable pursuant to Investor Warrants, each exercisable for Common Stock at $2.063 per share for three years from the date of issuance.
(2)  Represents shares of Common Stock issuable pursuant to Broker Warrants,  each exercisable for Common Stock at $1.6875 per share for five years from the date of issuance,  which  Warrants were issued to the placement  agent in connection  with the March 97
     Offering.


                              PLAN OF DISTRIBUTION

         Of the 1,552,750 Shares being registered herein for sale by the Selling Stockholders, (i) 242,750 Shares were issued to certain unaffiliated investors in connection with the December 95 Offering; (ii) 100,000 Shares are issuable upon exercise of the Investor Warrants; (iii) 1,100,000 Shares were issued to certain unaffiliated investors in connection with the March 97 Offering; and
(iv) 110,000 Shares are issuable upon exercise of the Broker Warrants. All Shares to be registered hereby are to be offered by certain security holders of the Company, and, other than the exercise price of the Warrants, the Company will receive no proceeds from the sale of Shares offered hereby.

         The Selling Stockholders may sell the Common Stock registered in connection with this Offering on the NASDAQ market system or otherwise. There will be no charges or commissions paid to the Company by the Selling Stockholders in connection with the issuance of the Shares. It is anticipated that usual and customary brokerage fees will be paid by the Selling Stockholders upon sale of the Common Stock offered hereby. The Company will pay the other expenses of this Offering. The Shares may be sold from time to time by the Selling Stockholders, or by pledgees, donees, transferees or other successors in interest. Such sales may be made on one or more exchanges or in the over-the-counter market, or otherwise at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The Shares may be sold by one or more of the following: (a) a block trade in which the broker so engaged will attempt to sell the Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; (c) an exchange distribution in accordance with the rules of NASDAQ; and (d) ordinary brokerage transactions. In effecting sales, brokers or dealers engaged by the Selling Stockholders may arrange for other brokers or dealers to participate. Brokers or dealers will receive commissions or discounts from Selling Stockholders in amounts to be negotiated prior to the sale. Such brokers or dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Act in connection with such sales. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 of the Act may be sold under Rule 144 rather than pursuant to this Prospectus.

         The Company has agreed to indemnify certain of the Selling Stockholders against certain liabilities, including certain liabilities under the Act, or to contribute to payments which a Selling Stockholder may be required to make in respect thereof.


                                  LEGAL MATTERS

         The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Sullivan & Worcester LLP, One Post Office Square, Boston, Massachusetts 02109. John A. Piccione, Esq., a partner at Sullivan & Worcester LLP, holds options to purchase 30,000 shares of Common Stock and warrants to purchase 20,000 shares of Common Stock.



                                      (11)

                                     EXPERTS

         The consolidated financial statements of the Company as of and for the year ended December 31, 1996 appearing in the Company's Annual Report on Form 10-KSB for the year ended December 31, 1996, have been audited by Wolf & Company, P.C. independent accountants as set forth in their report thereon, which report includes an explanatory paragraph regarding the Company's ability to continue as a going concern, included therein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

         The consolidated financial statements of FOCUS Enhancements, Inc. as of and for the year ended December 31, 1995, included in the Annual Report on Form 10-KSB of the Company for the fiscal year ended December 31, 1996 referred to above have been audited by Coopers & Lybrand L.L.P., independent accountants, as set forth in their report dated April 11, 1996, which included an explanatory paragraph related to the Company's ability to continue as a going concern, accompanying such financial statements, and are incorporated herein by reference in reliance upon the report of such firm, which report is given upon their authority as experts in accounting and auditing.

                      DISCLOSURE OF COMMISSION POSITION ON
                 INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

         Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in such Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the Shares being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in such Act and will be governed by the final adjudication of such issue.


                                      (12)

===============================================================================


         No dealer, salesman or other person has been authorized to give any information or make any representation other than those contained in this Prospectus. If given or made, such information or representations must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell or the solicitation of an offer to buy any of the securities other than the specific securities to which it relates, or as offer or solicitation to any person in any jurisdiction where such an offer or solicitation would be unlawful.


                     TABLE OF CONTENTS
                                                       Page

Available Information....................................2
Incorporation of Certain
  Documents by Reference.................................2
Prospectus Summary.......................................4
Risk Factors.............................................5
The Company..............................................8
Use of Proceeds..........................................8
Selling Stockholders.....................................8
Plan of Distribution....................................11
Legal Matters...........................................11
Experts.................................................12
Disclosure of Commission Position on
  Indemnification for Securities Act
  Liabilities ..........................................12



                        1,552,750 Shares of Common Stock



                            FOCUS ENHANCEMENTS, INC.


                                 ______________

                                   PROSPECTUS
                                 ______________


                                  May 22, 1997




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                                      (13)